Exhibit 99.1

www.ardaghgroup.com

Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg

T: +352 26 25 85 - 55
F: +352 26 38 94 - 44
E: enquiries@ardaghgroup.com

April 19, 2018

Dear Shareholder:

You are cordially invited to attend the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Ardagh Group S.A. (the “Company”) to be held at 12:00 p.m. Luxembourg time on May 24, 2018 at the Company’s registered office, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.  Information concerning the matters to be considered and voted upon at the Annual General Meeting is set out in the attached Convening Notice and Proxy Statement.

The Board of Directors has fixed March 26, 2018 (10:00 p.m. Luxembourg time, 4:00 p.m. EDT) as the record date for the Annual General Meeting (the “Record Date”), and only holders of record of shares at such time will be entitled to notice of or to vote at the Annual General Meeting or any adjournment or postponement thereof.

If you are unable to attend the Annual General Meeting or you wish to be represented, please authorize a proxy to vote your shares in accordance with the instructions you received.  This will not prevent you from voting your shares in person if you subsequently choose to attend our Annual General Meeting.

Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 7:00 p.m. Luxembourg time, 1:00 p.m. EDT, on May 22, 2018 in order for such votes to be taken into account.

On behalf of the Board of Directors, we thank you for your continued support.

Sincerely,

Paul Coulson
Chairman and Chief Executive Officer

R.C.S. Luxembourg B160804

www.ardaghgroup.com

Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg

T: +352 26 25 85 - 55
F: +352 26 38 94 - 44
E: enquiries@ardaghgroup.com

Convening Notice to
the Annual General Meeting of Shareholders
to be held on May 24, 2018 at 12:00 p.m. Luxembourg time
at 56, rue Charles Martel, L-2134
Luxembourg, Luxembourg

April 19, 2018

Dear Shareholders,

The Board of Directors of Ardagh Group S.A. (the “Company”) is pleased to invite you to attend the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”), to be held on May 24, 2018 at 12:00 p.m. Luxembourg time at 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg with the following agenda:

Agenda of the 2018 Annual General Meeting

1.

Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2017 and approve the Company’s consolidated financial statements for the financial year ended December 31, 2017.

2.

Consider the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2017 and approve the Company’s annual accounts for the financial year ended December 31, 2017.

3.

Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to carry forward the remaining profit for the year ended December 31, 2017.

4.

Ratify the appointment by the Board of Directors of the Company on November 1, 2017 of Mr. Damien O’Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.

5.	Grant discharge (quitus) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.
6.	Re-elect the Class III Directors of the Company:
a)	Mr. Johan Gorter, as Class III Director until the 2021 annual general meeting of the shareholders;
b)	Mr. Damien O’Brien, as Class III Director until the 2021 annual general meeting of the shareholders;
c)	Mr. Herman Troskie, as Class III Director until the 2021 annual general meeting of the shareholders; and
d)	Mr. David Wall, as Class III Director until the 2021 annual general meeting of the shareholders.
7.	Approve the aggregate amount of the directors’ remuneration.
8.	Appoint PricewaterhouseCoopers, Société cooperative as statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the 2019 annual general meeting of the shareholders.

Pursuant to articles 23 and 24 of our Articles of Association, the Annual General Meeting will validly deliberate on its agenda with the quorum requirement of at least one-third (1/3) of our issued share capital, and the resolutions at the Annual General Meeting will be adopted by a simple majority of the votes validly cast.

Any shareholder who holds one or more common shares(s) of the Company on March 26, 2018 at 10:00 p.m. Luxembourg time, 4:00 p.m. EDT (the “Record Date”) will be admitted to the Annual General Meeting and may attend the Annual General Meeting, as applicable, in person or vote by proxy.

Please consult the Proxy Statement enclosed herewith and also available on the Company’s website as to the procedures for attending the Annual General Meeting or to be represented by way of proxy.  Copies of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2017 together with the reports of the Board of Directors and the statutory auditor are available at www.ardaghgroup.com/corporate-investors/agm.html.  Please note that powers of attorney or proxy cards must be received by the tabulation agent (Computershare), no later than 7:00 p.m. Luxembourg time, 1:00 p.m. EDT, on May 22, 2018 in order for such votes to be taken into account.

Sincerely,

Paul Coulson

Chairman and Chief Executive Officer

on behalf of the Board of Directors

ARDAGH GROUP S.A.

PROXY STATEMENT
ANNUAL GENERAL MEETING OF SHAREHOLDERS
MAY 24, 2018

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Ardagh Group S.A. (the “Company,” the “Group,” “Ardagh,” “we,” “our” or “us”) for use at the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on May 24, 2018, at 12:00 p.m. Luxembourg time at the Company’s registered office, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg and any adjournment or postponement thereof.  This Proxy Statement is available on our website at www.ardaghgroup.com/corporate-investors/agm.html, together with the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2017 and our Annual Report on Form 20-F for the year ended December 31, 2017 (the “Annual Report on Form 20-F”).  The Proxy Statement also will be made available to our “street name” holders (meaning beneficial owners with their shares held through a bank, brokerage firm or other record owner) and registered shareholders as at the Record Date (as defined below) through the delivery methods described below.

This Proxy Statement, together with the Convening Notice containing the agenda and the proxy card with reply envelope, are hereinafter referred to as the “Proxy Materials.”

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended, and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

How May the Annual General Meeting Materials Be Accessed?

(a)	Street name holders

We have elected to provide access to our Proxy Materials over the internet.  Accordingly, we are sending a notice (the “Information Notice”) on April 19, 2018 regarding internet availability of Proxy Materials to our street name holders of record as of 10:00 p.m. Luxembourg time, 4:00 p.m. EDT, on March 26, 2018 (the “Record Date”).  You will have the ability to access the Proxy Materials, the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2017 and our Annual Report on Form 20-F on the website referred to in the Information Notice (www.ardaghgroup.com/corporate-investors/agm.html) or street name holders may request to receive a printed set of the Proxy Materials.  Instructions on how to access the Proxy Materials either by viewing them online or by requesting a copy may be found in the Information Notice. You will not receive a printed copy of the Proxy Materials unless you have requested one when setting up your brokerage account or request one in the manner set forth in the Information Notice.  This permits us to conserve natural resources and reduces our printing costs, while giving shareholders a convenient and efficient way to access our Proxy Materials and to exercise the voting rights attendant to their shares at the Annual General Meeting.

(b)	Registered shareholders

We are mailing the Proxy Materials on April 19, 2018 to all registered shareholders of our common shares as at the Record Date.

Who May Vote?

Only registered shareholders or street name holders of our shares as at the Record Date will be entitled to notice of the Annual General Meeting and to vote at the Annual General Meeting.  On the Record Date, 236,334,129 common shares were issued and outstanding, consisting of 18,638,129 Class A common shares and 217,696,000 Class B common shares.  Each Class A common share is entitled to one vote at the Annual General Meeting and each Class B common share is entitled to 10 votes per share.

What Constitutes a Quorum?

At any ordinary general meeting (including the Annual General Meeting), the holders of in excess of one-third (1/3) of the share capital in issue present in person or by proxy will form a quorum for the transaction of business.  Abstentions, described below, are counted as shares present for purposes of determining whether a quorum exists.

What Are Broker Non-Votes and Abstentions?

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction.  An abstention occurs when a shareholder withholds such shareholder’s vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Your broker will NOT be able to vote your shares with respect to any of the proposals or other matters considered at the Annual General Meeting, unless you have provided instructions to your broker.  We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder.  A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual General Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal.

Broker non-votes and abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

What Is the Process for Voting and Revocation of Proxies?

If you are a registered shareholder, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.  Submitting your proxy by mail will not affect your ability to attend the Annual General Meeting in-person and vote at the Annual General Meeting.

If your shares are held in “street name,” you will receive instructions from your bank, brokerage firm or other record owner.  You must follow the instructions of the bank, brokerage firm or other record owner in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate.  If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein.

It is not expected that any other matters will be brought before the Annual General Meeting.  If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters.

A registered shareholder who has given a proxy may revoke it at any time before it is exercised at the Annual General Meeting by:

•	attending the Annual General Meeting and voting in person;
•	delivering a written notice dated on or before May 22, 2018, at 7:00 p.m. Luxembourg time, 1:00 p.m. EDT at the address given below, stating that the proxy is revoked; or
•	signing and delivering a subsequently dated proxy card prior to the vote at the Annual General Meeting.

If you are a registered shareholder you may request a new proxy card by calling the Company at its registered office in Luxembourg at +352 26 25 85 55.

Registered shareholders should send any written notice or new proxy card by (i) regular mail to Ardagh Group S.A., c/o Computershare, PO Box 505000, Louisville, KY 40233-5000, or (ii) by courier or U.S. overnight mail to Ardagh Group S.A., c/o Computershare, 462 South 4th Street, Suite 1600, Louisville, KY 40233-5000 (Telephone: +1 800-368-5948).

Any street name holder may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Annual General Meeting.  Your last voting instructions, prior to or at the Annual General Meeting, are the voting instructions that will be taken into account.

Who May Attend the Annual General Meeting?

Only holders of our common shares as at the Record Date or their legal proxy holders may attend the Annual General Meeting.  All holders of our common shares planning to attend the Annual General Meeting in person must contact our Assistant Company Secretary, Cindy Cooper, at +352 26 25 85 55 or cindy.cooper@ardaghgroup.com by May 18, 2018 to reserve a seat.  For admission, shareholders should come to the Annual General Meeting check-in area no less than 15 minutes before the Annual General Meeting is scheduled to begin.

•	Registered shareholders

To be admitted to the Annual General Meeting, you will need a form of photo identification.  You will be admitted to the Annual General Meeting only if we are able to verify your common shareholder status by checking your name against the list of registered common shareholders on the Record Date.

•	Street name holders

To be admitted to the Annual General Meeting, you will need a form of photo identification and you must also bring valid proof of ownership of your common shares on the Record Date; in order to vote at the Annual General Meeting you must bring a valid legal proxy from the holder of record.

If you hold your common shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as at the Record Date or a letter from a bank or broker confirming your ownership as at the Record Date is sufficient proof of ownership to be admitted to the Annual General Meeting.

Registration will begin at 11:30 a.m. Luxembourg time and the Annual General Meeting will begin at 12:00 p.m. Luxembourg time.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Annual General Meeting.

Members of the Board of Directors will attend the Annual General Meeting.

What Is the Process for the Solicitation of Proxies?

We will pay the cost of soliciting proxies for the Annual General Meeting.  We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Information Notice, and if requested, Proxy Materials, to beneficial owners.  Upon request, we will reimburse them for their reasonable expenses.  In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation).  Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO AGENDA ITEMS NO. 1 AND 2:
APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS AND ANNUAL ACCOUNTS

At the Annual General Meeting, the Board of Directors will present the report on conflicts of interest, the management report on the Company’s consolidated financial statements, as well as the reports of the statutory auditor (réviseur d’entreprises agréé)  on the consolidated financial statements and the annual accounts for the financial year ended December 31, 2017.  The management report and the statutory auditor’s reports are available on the internet at www.ardaghgroup.com/corporate-investors/agm.html. Following such presentation, the following resolutions will be put before the Annual General Meeting for approval:

Resolved:  The Annual General Meeting, after having reviewed the report of the Board of Directors of the Company and the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s consolidated financial statements for the financial year ended December 31, 2017, hereby approves the consolidated financial statements of the Company for the financial year ended December 31, 2017 in their entirety.

Resolved:  The Annual General Meeting, after having reviewed the report of the statutory auditor (réviseur d’entreprises agréé) on the Company’s annual accounts for the financial year ended December 31, 2017, hereby approves the annual accounts of the Company for the financial year ended December 31, 2017 in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolutions will fail.

Our Board of Directors recommends a vote “FOR” the approval of the Company’s consolidated financial statements and its annual accounts for the financial year ended December 31, 2017.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 3:
APPROVAL OF ALLOCATION OF ANNUAL RESULTS

The Board of Directors will propose that the Annual General Meeting approves the distribution of dividends which have been made in respect of the financial year ended December 31, 2017:

(i)	the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on May 31, 2017 (as 2017 first quarter dividend);
(ii)	the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on August 31, 2017 (as 2017 second quarter dividend);
(iii)	the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on November 30, 2017 (as 2017 third quarter dividend);
(iv)	the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on March 13, 2018 (as 2017 fourth quarter dividend);

and to carry forward the remaining profit for the year ended December 31, 2017.

Resolved:  The Annual General Meeting hereby resolves to approve the distribution of dividends which have been made in respect of the financial year ended December 31, 2017: (i) the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on May 31, 2017 (as 2017 first quarter dividend), (ii) the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on August 31, 2017 (as 2017 second quarter dividend), (iii) the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on November 30, 2017 (as 2017 third quarter dividend), (iv) the amount of USD 33,086,377 which was distributed as interim dividend (USD 0.14 per share) on March 13, 2018 (as 2017 fourth quarter dividend) out of the profit for the year ended December 31, 2017 and approves to carry forward the remaining profit for the year as recommended by the Board of Directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the approval of the allocation of our annual results.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 4:
RATIFICATION OF APPOINTMENT OF MR. DAMIEN O’BRIEN

On November 1, 2017, the Board of Directors appointed Mr. Damien O’Brien as Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders, pursuant to its authority under the Company’s Articles of Association.

Resolved:  The Annual General Meeting hereby ratifies the appointment on November 1, 2017 by the Board of Directors of Damien O’Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the ratification of the appointment of Damien O’Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 5:
APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE

Under Luxembourg law, the shareholders are asked to vote on the discharge (quitus) of the directors with respect to the performance of their duties during the completed financial year.  At the Annual General Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the year ended December 31, 2017:

Resolved:  The Annual General Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the approval of discharge to the members of the Board of Directors.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 6:
RE-ELECTION OF CLASS III DIRECTORS

Re-election of Directors

Our Board of Directors consists of eleven (11) directors.  Our Articles of Association provide that our Board of Directors will consist of no fewer than three (3) directors and no more than fifteen (15) directors, with the number of directors within that range being determined by the Board of Directors from time to time.  Pursuant to our Articles of Association, our directors are appointed by the Annual General Meeting for a period of one to three years.

The Board of Directors has nominated the four people listed below for re-election as directors of the Company, with terms of office expiring at the annual general meeting of the shareholders of the Company to be held in 2021.  All nominees are presently members of the Board of Directors.

As provided in the Company’s Articles of Association, except in the case of a vacancy in the office of director filled by the Board as described therein, the Company may elect directors by resolution adopted at an ordinary general meeting (including an Annual General Meeting).

Nominees for Re-election to the Company’s Board of Directors

Information concerning the nominees for re-election to the Board of Directors is set forth below:

Name	Age	Position
Johan Gorter	58	Chief Executive Officer, Glass, and Director
Damien O’Brien	62	Non-Executive Director
Herman Troskie	47	Non-Executive Director
David Wall	48	Chief Executive Officer, Metal, and Director

Johan Gorter was appointed Chief Executive Officer for Glass Packaging in 2017.  Mr. Gorter joined PLM in 1998 as plant director for the Dongen glass plant.  He then held several management positions within Rexam PLC before he joined the Group in 2007 as Group Director for Continuous Improvement.  He was appointed Chief Executive Officer for Glass Packaging Europe in 2011.  Mr. Gorter holds a Masters in Industrial Engineering from the University of Eindhoven.

Damien O’Brien joined the Board in 2017.  He has served as CEO of Egon Zehnder from 2008 to 2014 and as its Chairman since 2010.  Mr. O’Brien joined Egon Zehnder in 1988 and since then he has been based in Australia, Asia and Europe.

Herman Troskie is Managing Director, Private Clients at Maitland, a global advisory and administration firm.  He has extensive experience in the areas of international corporate structuring, cross‑border financing and capital markets, with a particular interest in integrated structuring for entrepreneurs and their businesses.  Mr. Troskie is a director of companies within the Yeoman group of companies, and other private and public companies. He qualified as a South African Attorney in 1997, and as a Solicitor of the Senior Courts of England and Wales in 2001.  Mr. Troskie is based in Luxembourg.

David Wall was appointed Chief Executive Officer of Metal Packaging in 2011.  Mr. Wall joined Ardagh in 2008 as CEO of the Engineering division. Since then he has also held the role of Group Head of Integration.  Mr. Wall qualified as a chartered accountant with Price Waterhouse and also holds an MBS from UCD Smurfit Business School, Dublin, Ireland and a BA in Economics from University College Dublin.  Mr. Wall is a board member of EMPAC, the European Metal Packaging Association.

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:  The Annual General Meeting hereby approves the re-appointment of Johan Gorter, Damien O’Brien, Herman Troskie and David Wall, each as director of the Company for a term ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2020.

Vote Required and Board Recommendation

The re-election of each nominee for director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual General Meeting.  In the case of an equality of votes the resolution will fail.

Our Board of Directors recommends a vote “FOR” the re-election of the four directors named above to terms that run until the 2021 annual general meeting of the shareholders.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 7:
APPROVAL OF THE AGGREGATE AMOUNT OF THE DIRECTORS’ REMUNERATION

We have established a compensation program for our non-employee directors for their service on the Board of Directors and any committees of the Board.  The aggregate amount of our non-employee directors’ compensation as proposed by the Board of Directors for the year 2018 is approximately €800,000.

The non-employee directors’ compensation program will allow each non-employee director the opportunity to elect to receive Class A common shares in lieu of a portion of the annual cash retainer payable to the non-employee director under the program.  If a non-employee director elects to receive shares in lieu of a portion of the annual cash retainer, the Company would deliver the shares to the director at the time that the cash payment would otherwise be made to the director.

We also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance in-person at Board of Directors and committee meetings.  Directors who are employees do not receive any compensation for their services as directors.

We refer to the arrangements described above as the “Remuneration Arrangements.”

At the Annual General Meeting, the shareholders will be asked to approve the following resolution.

Resolved: The Annual General Meeting hereby approves the Remuneration Arrangements with respect to the directors of the Company for the year 2018.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors recommends a vote “FOR” the approval of non-employee directors’ remuneration for the year 2018.

PROPOSAL WITH RESPECT TO AGENDA ITEM NO. 8:
APPROVAL OF APPOINTMENT OF STATUTORY AUDITOR

At the Annual General Meeting, the shareholders will be asked to approve the following resolution:

Resolved:  The Annual General Meeting hereby approves the appointment of PricewaterhouseCoopers, Société cooperative as approved statutory auditor (réviseur d’entreprises agréé) of the Company for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2018.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual General Meeting.

Our Board of Directors recommends a vote “FOR” the appointment of PricewaterhouseCoopers, Société cooperative as approved statutory auditor (réviseurs d’entreprises agréé) for the period ending at the annual general meeting of the shareholders approving the annual accounts for the financial year ending on December 31, 2018.

CORPORATE GOVERNANCE

We are exempt from certain corporate governance requirements of the New York Stock Exchange (“NYSE”) by virtue of being a “foreign private issuer.”  Although our foreign private issuer status exempts us from most of the NYSE’s corporate governance requirements, we intend to voluntarily comply with these requirements, except those from which we would be exempt by virtue of being a “controlled company,” as described below.

Controlled Company

Our Class A common shares are listed on the NYSE.  Our ultimate parent company, ARD Holdings S.A., controls more than 50% of the voting power of our common shares and, as a result, under the NYSE’s current listing standards, we qualify for and avail ourselves of the controlled company exception under the corporate governance rules of the NYSE.  As a controlled company, we are not required to have (1) a majority of “independent directors” on our Board of Directors, (2) a compensation committee and a nominating and governance committee composed entirely of “independent directors” as defined under the rules of the NYSE or (3) an annual performance evaluation of the compensation and nominating and governance committees.  As a controlled company, we utilize these exemptions, including the exemption from the requirement to have a board of directors composed of a majority of independent directors.  In addition, although we have adopted charters for our audit, compensation and nominating and governance committees, our compensation and nominating and governance committees are not expected to be composed of independent directors.

The controlled company exception does not modify the independence requirements for the audit committee, which require that our audit committee be composed of at least three members, each of whom is independent.  All of our audit committee members are independent directors in accordance with the NYSE and the Securities and Exchange Commission (“SEC”) requirements for a company listed on the NYSE.

For a list of our major shareholders and information relating to their ownership of our common shares, please see Item 7A.  “Major Shareholders and Related Party Information—Major shareholders” in our Annual Report on Form 20-F.

Board of Directors

Composition of Our Board of Directors

Our Board of Directors currently consists of 11 members divided into three classes.  Our Board of Directors consists of such number of directors as the general meeting of the shareholders may from time to time determine.  For information concerning our officers, directors and senior management, please see Item 6A. “Directors, Senior Management and Employees—Directors and Officers” in our Annual Report on Form 20-F.

Number and Election of Directors

Pursuant to Luxembourg law, the Board of Directors must be composed of at least three directors.  Under our Articles of Association (“Articles”), the number of directors of the Company is not to be more than 15.  The holders of the shares have the right to elect the Board of Directors at a general meeting of the shareholders by a simple majority of the votes validly cast.  The existing directors have the right to appoint persons to fill vacancies, which persons may hold office until the next following annual general meeting.

Our Board of Directors is classified into three classes of directors.  Our current Class III Directors are Johan Gorter, Damien O’Brien, Herman Troskie and David Wall.  The current terms of office of the Class III Directors expire at the 2018 Annual General Meeting.  Each of the Class III Directors has been nominated for re-election at the 2018 Annual General Meeting, with terms of office expiring at the Company’s 2021 annual general meeting of the shareholders.  Our current Class I Directors are Paul Coulson, David Matthews and Edward White, with terms of office expiring at the Company’s 2020 annual general meeting of the shareholders.  Our current Class II Directors are Wolfgang Baertz, Brendan Dowling, Houghton Fry and Gerald Moloney, with terms of office expiring at the Company’s 2019 annual general meeting of the shareholders.

Experience of Directors

We expect our Board members to collectively have the experience, qualifications, attributes and skills to effectively oversee the management of the Company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing the Company, a willingness to devote the necessary time to Board duties, a commitment to representing the best interests of the Company and a dedication to enhancing shareholder value.

Committees of the Board of Directors

Our Board of Directors has four standing committees:  an executive committee, an audit committee, a compensation committee and a nominating and governance committee.  The members of each committee are appointed by the Board of Directors and serve until their successors are elected and qualified, unless they are earlier removed or resign.  Each of the committees report to the Board of Directors as it deems appropriate and as the Board of Directors may request.  The composition, duties and responsibilities of these committees are set forth below.  In the future, our Board of Directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.  The charters for our executive, audit, compensation and nominating and governance committees are publicly available on our website at www.ardaghgroup.com/corporate/investors.

Code of Conduct

Our Board of Directors has adopted a code of conduct that establishes the standards of ethical conduct applicable to all of our directors, officers, employees, consultants and contractors.  The code addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, compliance with applicable governmental laws, rules and regulations, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code, employee misconduct, conflicts of interest or other violations.  Any waiver of the code with respect to our chief executive officer, chief financial officer, chief operating officer, controller or persons performing similar functions may only be authorized by a committee of the Board of Directors and will be promptly disclosed and posted on our website.  Amendments to the code must be approved by our Board of Directors and will be promptly disclosed and posted on our website (other than technical, administrative or non-substantive changes).  The code is publicly available on our website at https://www.ardaghgroup.com/corporate/investors and in print to any shareholder who requests a copy.

Corporate Governance Guidelines

Our Board of Directors has adopted corporate governance guidelines that serve as a flexible framework within which our Board of Directors and its committees operate.  These guidelines cover a number of areas including the size and composition of the Board of Directors, Board membership criteria and director qualifications, director responsibilities, Board agenda, roles of the chairman of the Board of Directors and chief executive officer, meetings of independent directors, Board member access to management and independent advisors, director communications with third parties, director compensation, director orientation and continuing education, evaluation of senior management and management succession planning.  Our nominating and governance committee reviews our corporate governance guidelines periodically and, if necessary, recommends changes to our Board of Directors.  Additionally, our Board of Directors has adopted independence standards as part of our corporate governance guidelines.  A copy of our corporate governance guidelines is available at https://www.ardaghgroup.com/corporate/investors.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the Chairman, the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board by writing them as follows:

Ardagh Group S.A.
56, rue Charles Martel
L-2134 Luxembourg, Luxembourg
Attn:  Corporate Secretary

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Corporate Secretary and will be handled in accordance with the procedures established by the audit committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

Shareholders who together hold at least ten percent (10%) of the share capital and intend to have an item added to the agenda of the 2018 Annual General Meeting of Shareholders must comply with the requirements contained in article 21.2 of our Articles.  We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Ardagh files annual and special reports and other information with the SEC.  You may read and copy any reports or other information on file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Ardagh’s SEC filings are also available to the public on the SEC’s internet website at www.sec.gov.  In addition, Ardagh’s SEC filings are also available to the public on Ardagh’s website, www.ardaghgroup.com.  Information contained on Ardagh’s website is not incorporated by reference into this document, and you should not consider information contained on that website as part of this document.

Important Notice Regarding the Availability of Proxy Materials for the
Annual General Meeting to be Held on May 24, 2018

Information is now available regarding the 2018 Annual General Meeting of Shareholders (the “Annual General Meeting”) at www.ardaghgroup.com/corporate-investors/agm.html.

YOUR VOTE IS IMPORTANT.  OUR BOARD OF DIRECTORS URGES YOU TO
VOTE BY MARKING, DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Annual General Meeting, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote.  We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Annual General Meeting in person, you must reserve your seat by May 18, 2018 by contacting our Assistant Company Secretary, Cindy Cooper, at +352 26 25 85 55 or cindy.cooper@ardaghgroup.com. Additional details regarding requirements for admission to the Annual General Meeting are described in the Proxy Statement under the heading “Who May Attend the Annual General Meeting?”

If you are a holder of record of our common shares as at the Record Date, you will be admitted to the meeting upon presenting a form of photo identification.  If you own common shares beneficially through a bank, broker or otherwise, you will be admitted to the Annual General Meeting upon presenting a form of photo identification and proof of share ownership as at the Record Date; in order to vote at the Annual General Meeting you must bring a valid proxy signed by the record holder.  A recent brokerage statement reflecting your ownership as at March 26, 2018 at 10:00 p.m. Luxembourg time, 4:00 p.m. EDT (the “Record Date”) or a letter from a bank or broker confirming your ownership as at the Record Date are examples of proof of share ownership for purposes of admission to the Annual General Meeting.  If you are a holder of common shares you will be entitled to vote at the Annual General Meeting or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Annual General Meeting, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Annual General Meeting.  Any shareholder that decides to attend the Annual General Meeting in person may, if so desired, revoke the prior proxy by voting such person’s common shares at the Annual General Meeting as further described in the Proxy Statement under the heading “What Is the Process for Voting and Revocation of Proxies?”

Luxembourg
April 19, 2018

ArdaghGroup

IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy. Have your proxy card in hand when you access the web site.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet must be received by 1:00 p.m., Eastern Time, on May 22, 2018.

Vote by Internet

- Go to **www.investorvote.com/ARD**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Annual Meeting Proxy Card

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 8.

	For	Against	Abstain
1. Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's consolidated financial statements for the financial year ended December 31, 2017 and approve the Company's consolidated financial statements for the financial year ended December 31, 2017.	☐	☐	☐
2. Consider the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's annual accounts for the financial year ended December 31, 2017 and approve the Company's annual accounts for the financial year ended December 31, 2017.	☐	☐	☐
3. Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to carry forward the remaining profit for the year ended December 31, 2017.	☐	☐	☐
4. Ratify the appointment by the Board of Directors of the Company on November 1, 2017 of Mr. Damien O'Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.	☐	☐	☐
5. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.	☐	☐	☐

+

6. Re-elect the Class III Directors of the Company, as Class III Directors until the 2021 annual general meeting of the shareholders:

	For	Against	Abstain		For	Against	Abstain
01 - Mr. Johan Gorter	☐	☐	☐	03 - Mr. Herman Troskie	☐	☐	☐
02 - Mr. Damien O'Brien	☐	☐	☐	04 - Mr. David Wall	☐	☐	☐

	For	Against	Abstain
7. Approve the aggregate amount of the directors' remuneration.	☐	☐	☐
8. Appoint PricewaterhouseCoopers, Société coopérative as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2019 annual general meeting of the shareholders.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

1 U P X +

02SZ6D

. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 24, 2018: Information is now available regarding the 2018 Annual General Meeting of Shareholders at https://www.ardaghgroup.com/corporate-investors/agm.html. q IF YOU HAVE NOT VOTED VIA THE INTERNET, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Ardagh Group S.A. + This proxy is solicited by the Board of Directors for use at Ardagh Group S.A.’s Annual General Meeting of Shareholders on May 24, 2018 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated April 19, 2018, receipt of which is acknowledged hereby, does hereby appoint Paul Coulson, Wolfgang Baertz, David Matthews and Herman Troskie, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Ardagh Group S.A. (the “Company”) to be held at 12:00 p.m. Luxembourg time on May 24, 2018 at the Company’s registered office, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) B Non-Voting Items Change of Address — Please print new address below. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

ArdaghGroup

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 8.

	For	Against	Abstain
1. Consider the reports of the Board of Directors of the Company and the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's consolidated financial statements for the financial year ended December 31, 2017 and approve the Company's consolidated financial statements for the financial year ended December 31, 2017.	☐	☐	☐
2. Consider the report of the statutory auditor (*réviseur d'entreprises agréé*) on the Company's annual accounts for the financial year ended December 31, 2017 and approve the Company's annual accounts for the financial year ended December 31, 2017.	☐	☐	☐
3. Confirm the distribution of dividends decided by the Board of Directors of the Company during the financial year ended December 31, 2017 and resolve to carry forward the remaining profit for the year ended December 31, 2017.	☐	☐	☐
4. Ratify the appointment by the Board of Directors of the Company on November 1, 2017 of Mr. Damien O'Brien as a Class III Director of the Company to fill a vacancy on the Board until the 2018 annual general meeting of the shareholders.	☐	☐	☐
5. Grant discharge (*quitus*) to all members of the Board of Directors of the Company who were in office during the financial year ended December 31, 2017 for the proper performance of their duties.	☐	☐	☐

6. Re-elect the Class III Directors of the Company, as Class III Directors until the 2021 annual general meeting of the shareholders:

	For	Against	Abstain
01 - Mr. Johan Gorter	☐	☐	☐
02 - Mr. Damien O'Brien	☐	☐	☐
03 - Mr. Herman Troskie	☐	☐	☐
04 - Mr. David Wall	☐	☐	☐

	For	Against	Abstain
7. Approve the aggregate amount of the directors' remuneration.	☐	☐	☐
8. Appoint PricewaterhouseCoopers, Société coopérative as statutory auditor (*réviseur d'entreprises agréé*) of the Company for the period ending at the 2019 annual general meeting of the shareholders.	☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.

1 U P X

02SZ7D

. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to Be Held on May 24, 2018: Information is now available regarding the 2018 Annual General Meeting of Shareholders at https://www.ardaghgroup.com/corporate-investors/agm.html. q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Proxy — Ardagh Group S.A. + This proxy is solicited by the Board of Directors for use at Ardagh Group S.A.’s Annual General Meeting of Shareholders on May 24, 2018 or any postponement(s) or adjournment(s) thereof. The undersigned, having read the Convening Notice and Proxy Statement, dated April 19, 2018, receipt of which is acknowledged hereby, does hereby appoint Paul Coulson, Wolfgang Baertz, David Matthews and Herman Troskie, and each of them, proxies and attorneys-in-fact, each with full power of substitution, for and in the name of the undersigned, to vote and act at the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Ardagh Group S.A. (the “Company”) to be held at 12:00 p.m. Luxembourg time on May 24, 2018 at the Company’s registered office, 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg, and at any postponement(s) or adjournment(s) thereof, with respect to all of the common shares of the undersigned, standing in the name of the undersigned or with respect to which the undersigned is entitled to vote or act at the Annual General Meeting, with all of the powers that the undersigned would possess if personally present and acting as set forth on the reverse side hereof. This proxy, when properly executed and returned in a timely manner, will be voted in the manner directed on the reverse side hereof. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees for director and “FOR” each of the other proposals identified herein. It is not expected that any other matters will be brought before the Annual General Meeting. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters. (Items to be voted appear on reverse side.) B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.